As filed with the Securities and Exchange           Registration No. 333-_______
Commission on April 28, 2004.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     --------------------------------------

                                    Form F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                     --------------------------------------

                       For Depositary Shares Evidenced by
                         American Depositary Receipts of

                              IONA Technologies PLC
   (Exact name of Issuer of deposited securities as specified in its charter)

                                 Not Applicable
                   (Translation of Issuer's name into English)

                                     Ireland
                 (Jurisdiction of Incorporation or Organization)

                     --------------------------------------

                      Deutsche Bank Trust Company Americas

             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                  +212.250.8500
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                     --------------------------------------

                          Christopher M. Mirabile, Esq.
                           c/o IONA Technologies, Inc.
                                 200 West Street
                             Waltham, MA 02451-1118
                                 (781) 902-8000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                     --------------------------------------

                                   Copies to:

Francis Fitzherbert-Brockholes                    John A. Meltaus, Esq.
      White & Case                              Mark T. Bettencourt, Esq.
     7-11 Moorgate                          Testa, Hurwitz & Thibeault, LLP
    London EC2R 6HH                                 125 High Street
       England                               Boston, Massachusetts 02110
  +44 20 7600 7300                                  (617) 248 7000


It is proposed that this filing become effective under
Rule 466 (check appropriate box)                     [ ] immediately upon filing
                                                     [ ] on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                                     Proposed maximum    Proposed maximum
             Title of each class of                 Amount to be   offering price per    aggregate offering     Amount of
           securities to be registered               registered        unit (1)               price (2)     registration fee
----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, evidenced by
American Depositary Receipts, each American         100,000,000 ADSs     $5.00                $5,000,000          $633.50
Depositary Share representing one ordinary share
of IONA Technologies PLC
============================================================================================================================

(1) Each Unit represents 100 American Depositary Shares.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing such American Depositary Shares.
================================================================================
         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

      The prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

Item 1.  Description of Securities to be Registered

                                                                                Location in Form of American
Information about the American Depositary Shares evidenced by American          Depositary Receipt ("Receipt")
Depositary Receipts                                                             filed herewith as Prospectus
--------------------------------------------------------------------------      ------------------------------------------
(1)  Name and address of Depositary                                             Face of Receipt, Introductory
                                                                                article

(2)  Title of American Depositary Receipts and identity of deposited            Face of Receipt, Top center
      securities

     Terms of Deposit:

     (i)    Amount of deposited securities represented by one unit of           Face of Receipt, Upper right hand
            American Depositary Shares                                          corner

     (ii)   Procedure for voting, if any, the deposited securities              Face of Receipt, Paragraph (1)

     (iii)  Collection and distribution of dividends                            Face of Receipt, Paragraphs (2) and
                                                                                (3)

     (iv)   Transmission of notices, reports and proxy soliciting material      Face of Receipt, Paragraphs (4), (5) and (6)

     (v)    Sale or exercise of rights                                          Face of Receipt, Paragraph (1) and
                                                                                (2)

     (vi)   Deposit or sale of securities resulting from dividends, splits or   Face of Receipt, Paragraphs (2) and
            plans of reorganization                                             (8)

     (vii)  Amendment, extension or termination of the Deposit Agreement        Face of Receipt, Paragraphs (9)
                                                                                and (10) (no provision for
                                                                                extensions)

     (viii) Rights of holders of receipts to inspect the transfer books of      Face of Receipt, Paragraph (7)
            the Depositary and the list of holders of receipts

     (ix)   Restrictions upon the right to transfer or withdraw the             Face of Receipt, Paragraph (11),
            underlying securities                                               (12), (13), (14

     (x)    Limitation upon the liability of the Depositary                     Face of Receipt, Paragraph (14)

(3)  Fees and Charges                                                           Face of Receipt, Paragraph (15)

Item 2.  Available Information

                                                                                Location in Receipt filed herewith as
Statement                                                                       prospectus
--------------------------------------------------------------------------      -------------------------------------------
IONA Technologies PLC is subject to the periodic reporting requirements of      Face of Receipt, Paragraph (15)
the Securities Exchange Act of 1934 and, accordingly files certain reports with the Securities and Exchange Commission ("the Commission").  These
reports can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450
Fifth Street, N.W. (Room 1024), Washington D.C. 20549 and at the principal executive office of the Depositary.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

Exhibit        Description of Exhibit
-------------  -----------------------------------------------------------------
(a)            Form of Amended and Restated Deposit Agreement, dated as of April
               26, 2004, among IONA Technologies PLC, Deutsche Bank Trust
               Company Americas, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder ("ADRs"), including the Form of American Depositary
               Receipt (the "Deposit Agreement"). Filed herewith as Exhibit (a).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith as Exhibit (d).

(e)            Certification under Rule 466. Not applicable.

(f) Powers of Attorney. Included as part of the signature pages hereto.


Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on April 28, 2004.

                                  Legal entity created by the Amended and
                                  Restated Deposit Agreement for the
                                  issuance of American Depositary Receipts for ordinary shares of IONA Technologies PLC.


                                  By: Deutsche Bank Trust Company Americas, as
                                  Depositary


                                  By: /s/ Mike R. Hughes
                                     ----------------------------
                                     Name:  Mike R. Hughes
                                     Title: Director

                                  By: /s/ Clare J. Benson
                                     ----------------------------
                                     Name:  Clare J. Benson
                                     Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, IONA Technologies PLC has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Ireland on April 28, 2004.

                                  IONA TECHNOLOGIES PLC

                                  By:  /s/ Christopher J. Horn
                                     ------------------------------
                                     Christopher J. Horn
                                     Chief Executive Officer and Director

     Each person whose signature appears below hereby constitutes and appoints Christopher J. Horn and Daniel Demmer, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                          Title(s)                                        Date
---------                          --------                                        -----

/s/ Christopher J. Horn            Chief Executive Officer and Director             April 28, 2004
------------------------           (Principal Executive Officer)
Christopher J. Horn

/s/ Daniel Demmer                  Chief Financial Officer                          April 28, 2004
------------------------           (Principal Financial and Accounting Officer)
Daniel Demmer

/s/ Sean Baker                     Director                                         April 28, 2004
------------------------
Sean Baker

/s/ William Burgess                Director                                         April 13, 2004
------------------------
William Burgess

/s/ John Conroy                    Director                                         April 13, 2004
------------------------
John Conroy

/s/ Ivor Kenny                     Director                                         April 28, 2004
------------------------
Ivor Kenny

/s/ James D. Maikranz              Director                                         April 28, 2004
------------------------
James D. Maikranz

/s/ Kevin Melia                    Director                                         April 28, 2004
------------------------
Kevin Melia

/s/ Francesco Violante             Director                                         April 28, 2004
------------------------
Francesco Violante

/s/ Christopher M. Mirabile        Authorized Representative in the United States   April 28, 2004
---------------------------
Christopher M. Mirabile

                                  EXHIBIT INDEX


No.            Description of Exhibit
---            ----------------------

(a)            Form of Amended and Restated Deposit Agreement

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities to be registered

(f) Powers of attorney. Reference is made to the signature pages hereof.